UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:

[ ]   Preliminary Information Statement
[ ]   Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2))
[X]   Definitive Information Statement

VAULT TECHNOLOGY, INC
_____

(Name of Registrant as Specified In Its Articles)

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        (1) Title of each class of securities to which transaction applies:
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        (2) Aggregate number of securities to which transaction applies:
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        (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
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        (4) Proposed maximum aggregate value of transaction:
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        [ ] Fee paid previously with preliminary materials.
        [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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VAULT TECHNOLOGY, INC.
4901 NW 17th Way, Suite 505
Ft. Lauderdale, Florida 33309

To the Shareholders:

The purpose of this Information Statement is to inform the holders of record, as of the close of business on July 2, 2009 (the "Record Date"), of shares of the common stock with voting power of Vault Technology, Inc., a Nevada corporation (the "Company"), that our Board of Directors and a majority shareholder of approximately 60% of our common stock with voting power as of the Record Date have giving written consent as of June 29, 2009, to approve the following:

1. <u>Change Company Name</u>: To amend the Company's Articles of Incorporation to change the Company's name to "Modern Renewable Technologies, Inc."
2. <u>Reverse Split of Common Stock</u> To authorize a one (1) share for every seventy (70) share stock reverse of the Company's issued and outstanding shares.

These actions were approved on June 29, 2009, by our Board of Directors and a shareholder who holds a majority of our issued and outstanding voting securities. We anticipate an effective date of July 31, 2009, or as soon thereafter as practicable in accordance applicable law, including the Nevada General Corporation Law ("NGCL").

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

No action is required by you. The accompanying information statement is furnished only to inform our shareholders of the actions described above before they take place in accordance with the NGCL and Rule 14c of the Securities Exchange Act of 1934, as amended. This Information Statement is first mailed to you on or about July 10, 2009.

Please feel free to call us at (954) 492-9200 should you have any questions on the enclosed Information Statement.

Date: July 10, 2009   For the Board of Directors of
                                       VAULT TECHNOLOGY, INC.

                                       By:*/s/ Nick Arroyo*
                                           Nick Arroyo
                                           President and Director

THIS INFORMATION STATEMENT IS BEING PROVIDED TO
YOU BY THE BOARD OF DIRECTORS OF THE COMPANY

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY

VAULT TECHNOLOGY, INC.
4901 NW 17th Way, Suite 505
Ft. Lauderdale, Florida 33309

INFORMATION STATEMENT
(Definitive)

July 10, 2009

GENERAL INFORMATION

This Information Statement has been filed with the Securities and Exchange Commission and is being furnished, pursuant to Section 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the holders (the "Stockholders") of the common stock, par value $.001 per share (the "Common Stock"), of Vault Technology, Inc., a Nevada Corporation (the "Company"), to notify such Stockholders that on or about June 29, 2009, the Company received written consents in lieu of a meeting of Stockholders from one holder of 39,000,000 shares representing approximately 60% of the total 64,504,689 issued and outstanding shares of voting stock of the Company (the "Majority Stockholder") to amend our Articles of Incorporation to change our corporate name to "Modern Renewable Technologies, Inc." (the "Name Change") and to authorize a one (1) share for every seventy (70) share stock reverse of the Company's issued and outstanding shares.(the "Stock Reverse") Accordingly, your consent is not required and is not being solicited in connection with the approval.

On June 29, the Board approved the above actions, subject to approval by the Stockholders.

We are not aware of any substantial interest, direct or indirect, by security holders or otherwise, that is in opposition to matters of action taken. In addition, pursuant to the laws of Nevada, the actions taken by majority written consent in lieu of a special shareholder meeting do not create appraisal or dissenters' rights.

Our board of directors determined to pursue shareholder action by majority written consent presented by our outstanding shares of stock entitled to vote in an effort to reduce the costs and management time required to hold a special meeting of shareholders and to implement the above action to our shareholders in a timely manner.

The above actions will become effective 20 days following the filing of the Definitive Information Statement, or as soon thereafter as is practicable.

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND A PROXY.

OUTSTANDING VOTING SECURITIES OF THE COMPANY

As of the date of the consent by the Majority Stockholder, on June 29, 2009, the Company had 64,504,689 shares of Common Stock issued and outstanding, and there were no shares of Preferred Stock issued and outstanding. Each share of outstanding Common Stock is entitled to one vote on matters submitted for Stockholder approval.

On June 29, 2009, the holder of 39,000,000 shares (or approximately 60% of the 64,504,689 shares of Common Stock then outstanding) executed and delivered to the Company a written consent approving the actions. As the actions were approved by the Majority Stockholder, no proxies are being solicited with this Information Statement.

The NGCL provides in substance that unless the Company's Articles provides otherwise, Stockholders may take action without a meeting of stockholders and without prior notice if a consent or consents in writing, setting forth the action so taken, is signed by the Stockholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present.

INFORMATION ON CONSENTING STOCKHOLDERS

Pursuant to the Company's Bylaws and the NGCL, a vote by the holders of at least a majority of the voting shares is required to effect the action described herein. As of the Record Date, the Company had 64,504,689 voting shares issued and outstanding and entitled to vote, which for voting purposes are entitled to one vote per share. The consenting Majority Stockholder is the record and beneficial owner of a total of 39,000,000 shares of the Company's common stock, which represents approximately 60% of the total number of voting shares. The consenting Majority Stockholder voted in favor of the actions described herein in a written consent, dated June 29, 2009. No consideration was paid for the consent. The consenting stockholder' name, affiliation with the Company and beneficial holdings are as follows:

Voting Shareholders	Affiliation	Number of Voting Shares	Percentage of Voting Shares
Randy White	CFO, Treasurer, Secretary and Director	39,000,000	60%
Total		**39,000,000**	**60%**

ACTION: CHANGE THE COMPANY'S NAME TO "MODERN RENEWABLE TECHNOLOGIES, INC."

On June 29, 2009, our Board of Directors approved, subject to receiving the approval of the holder of a majority of our outstanding capital stock, an amendment and restatement of our Articles of Incorporation (the "Restated Articles"), to change our name to "Modern Renewable Technologies, Inc." to more accurately reflect our business operations. The Majority Stockholder approved the Restated Articles pursuant to a written consent dated as of June 29, 2009. The Restated Articles effecting the name change will become effective following filing with the Secretary of State of the State of Nevada, which will occur promptly following the 20th day after the mailing of this Information Statement to our stockholders as of the Record Date.

The Restated Articles have been adopted in support of our intent to enter into an exclusive licensing and distribution agreement with EcoBlu Products, Inc. to distribute their Ecoblu line of green building products in the Caribbean, Central and South American markets. This agreement will allow Vault to enter the growing green building products sector.

The Board of Directors measured the current business model and made the decision to restructure the existing business model to the Green products industry, in an effort to give the shareholders a better potential return on their investment. We believe that the new business model brings new opportunity with its focus on eco-friendly, sustainable products.

Our Board of Directors has determined that the change of our name to "Modern Renewable Technologies, Inc." is in the best interest of our stockholders and will more accurately reflect, and allow us to engage in, our new business direction.

ACTION: EFFECT A ONE (1) SHARE FOR EVERY SEVENTY (70) SHARE STOCK REVERSE OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON SHARES.

Background

Our board of directors and a majority of our stockholders have approved an amendment to our Certificate of Incorporation to effect a one (1) share for every seventy (70) share stock reverse of the Company's issued and outstanding common shares.

The reverse stock split would not have any economic effect on our stockholders, debt holders, option holders or warrant holders, except to the extent the reverse stock split would result in fractional shares, as discussed further below.

The reverse stock split will become effective upon filing a Certificate of Change Pursuant to NRS 78.209 with the Nevada Secretary of State specifying the amount of the reverse split.

Our board of directors believes that the current number of outstanding shares of our common stock is undesirable and that the current market value per share of our common stock has reduced the effective marketability of the shares of our common stock because institutional investors and investment funds are generally reluctant to invest in lower priced stocks and many brokerage firms are generally reluctant to recommend lower priced stocks to their clients.

We cannot assure you that: (i) after the reverse stock split the market price of our common stock will increase proportionately to reflect the ratio for the reverse stock split; (ii) the market price of our common stock will not decrease to its pre-split level; (iii) our market capitalization will be equal to the market capitalization before the reverse stock split. The market price of our common stock may be based on other factors that are unrelated to the number of shares outstanding, including our future performance.

The liquidity of our common stock could be affected adversely by the reduced number of shares outstanding after the reverse stock split. Although our board of directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that is attractive to investors. Further, the decreased liquidity that may result from having fewer shares outstanding may not be offset by increased investor interest in our common stock.

Effects of the Reverse Stock Split

Currently, we are authorized to issue up to 750,000,000 shares of our common stock. As of June 29, 2009, there were issued and outstanding 64,504,689 shares of our common stock, and we have no outstanding warrants, stock options or other instruments outstanding that could require additional issuances of our common stock.

After the effective date of the reverse stock split, each common stockholder will own a reduced number of shares of our common stock. Without taking into account fractional shares that will be rounded up to the nearest whole share as described below, based on the number of shares of common stock outstanding as of the record date, there will be approximately 921,496 shares of our common stock issued and outstanding as of the effective date.

The reverse stock split will reduce the number of shares of our common stock issuable upon exercise of any outstanding stock awards under outstanding compensation plans in proportion to the exchange ratio of the reverse stock split and will effect a proportionate increase in the exercise price of outstanding stock options. In connection with the reverse stock split, the number of shares of our common stock issuable upon exercise of outstanding stock awards will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding. The reverse stock split would have a similar effect upon any outstanding warrants.

The reverse stock split will affect all of our common stockholders uniformly and will not affect any common stockholder's percentage ownership interest in us, except to the extent that the reverse stock split results in any of our common stockholders owning a fractional share as described below. The voting rights and other rights and preferences of the holders of our common stock will not be affected by the reverse stock split. The number of stockholders of record will not be affected by the reverse stock split. The par value of our common stock would remain unchanged at $0.001 per share.

The reverse stock split will not proportionately change the number of authorized shares of our common stock. The number of authorized shares will not be reduced in the same ratio as is being effected with the reverse stock split. As a result, one of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in us being able to issue more shares without further stockholder approval.

Although we believe that a reverse stock split may be in the best interests of the Company and our stockholders, once implemented, the reverse stock split may result in some stockholders owning "odd-lots" of less than 100 shares. Brokerage commissions and other costs of transactions in odd lots may be higher, particularly on a per-share basis, than the cost of transactions in even multiples of 100 shares.

Additionally, the current market value per share of our common stock may not appeal to brokerage firms that are generally reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. In addition, a variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low priced stocks. Some of those policies and practices pertain to the payment of broker commissions and to time consuming procedures that function to make the handling of low priced stocks unattractive to brokers from an economic standpoint. Therefore, the increased per-share market price of our common stock that is expected to result from the reverse stock split may increase the attractiveness of our common stock to such brokerage firms and investors.

The reverse stock split is not being implemented in response to any effort of which we are aware to accumulate shares of our common stock or obtain control of the Company.

Certain Risks Associated with the Reverse Stock Split
There can be no assurance that the market value per share of our common stock after the reverse stock split will increase and/or remain higher than the current market value per share of our common stock at any time or for any period of time after the reverse stock split or that our total market capitalization after the reverse stock split will be equal to or greater than our total market capitalization before the reverse stock split.

There can be no assurance that the market value per share of our common stock after the reverse stock split will be 70 times higher than the market value per share of our common stock immediately prior to the reverse stock split, increase at all, or remain constant in proportion to the reduction in the number of outstanding shares of our common stock immediately prior to the reverse stock split or any increase in the market per share of our common stock after the reverse stock split. Accordingly, our total market capitalization after the reverse stock split could be lower than our total market capitalization before the reverse stock split and, in the future, the market value per share of our common stock after the reverse stock split may not exceed and/or remain higher than the current market value per share of our common stock immediately prior to the reverse stock split. In many cases, the total market capitalization of a company immediately after a reverse stock split is lower than the total market capitalization immediately prior to the reverse stock split.

When the reverse stock split is implemented, the resulting per-share price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of these investors, and consequently, the trading liquidity of our common stock may not improve.

While we believe that a higher stock price may help generate investor interest in our common stock, the reverse stock split may not result in a stock price that will attract institutional investors or investment funds or satisfy the investing guidelines of institutional investors or investment funds.

A decline in the market price of our common stock after the reverse stock split may result in a greater percentage decline than would occur in the absence of the split. If the reverse stock split is implemented and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of the split. The market price of our common stock is also based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding.

The reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of our common stock on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "round lots" of even multiples of 100 shares.

Implementation of the Reverse Stock Split

On the effective date, every seventy (70) shares of our common stock issued and outstanding immediately prior to the effective date will be combined and converted, automatically and without any action on the part of the stockholders, into one (1) share of common stock. Beginning on the effective date, each certificate representing old shares will be deemed for all corporate purposes to evidence ownership of new shares.

Our transfer agent will act as exchange agent for the reverse stock split for purposes of implementing the exchange of stock certificates. Holders of old shares may (but will not be required to) surrender to the exchange agent certificates representing old shares in exchange for certificates representing new shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our transfer agent. Stockholders should not destroy any stock certificate and should not submit any certificates until requested to do so.

Payment for Fractional Shares

We will not issue any fractional shares in connection with the reverse stock split. Instead, any fractional share resulting from the reverse stock split will be rounded up to the nearest whole share.

No Dissenters' Rights

Under the Nevada General Corporation Law, our stockholders are not entitled to dissenters' rights with respect to the reverse stock split and we will not independently provide our stockholders with any such right.

U.S. Federal Income Tax Consequences

The following is a summary of important U.S. federal tax considerations of the proposed reverse stock split. It addresses only stockholders who hold the pre-reverse stock split shares and post-reverse stock split shares as capital assets. It does not purport to be complete and does not address stockholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign stockholders, stockholders who hold the pre-reverse stock split shares as part of a straddle, hedge or conversion transaction, stockholders who hold the pre-reverse stock split shares as qualified small business stock within the meaning of Section 1202 of the Internal Revenue Code of 1986, as amended, or the Code, stockholders who are subject to the alternative minimum tax provisions of the Code and stockholders who acquired their pre-reverse stock split shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign and other laws. We have not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the reverse stock split.

ACCORDINGLY, ALL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT.

The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the reverse stock split qualifies as a reorganization, a stockholder generally will not recognize gain or loss on the reverse stock split. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the presplit shares exchanged therefore, and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. No gain or loss will be recognized by us as a result of the reverse stock split.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Common Stock owned on June 29, 2009 by (i) each person who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (ii) each director and officer, and (iii) all officers and directors as a group:

| | Shares Owned | |
Names and Address (1)	Number	Percentage (2)
Nick Arroyo	0	0%
Randy White	39,000,000	60%
All Directors and Officers as a Group (1 person)	**39,000,000**	**60%**

(1) The person named in this table has sole voting and investment power with respect to all shares of common stock reflected as beneficially owned.

(2) Based on 64,504,689 shares of common stock outstanding as of June 29, 2009.

ADDITIONAL INFORMATION

One (1) Information Statement will be delivered to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders sharing such address. Upon receipt of such notice, we will undertake to promptly deliver a separate copy of this Information Statement to the shareholder at the shared address to which a single copy of the Information Statement was delivered and provide instructions as to how the shareholder can notify us that the shareholder wishes to receive a separate copy of this Information Statement or other communications to the shareholder in the future. In the event a shareholder desires to provide us with such notice, it may be given verbally by telephoning our offices at 954-492-9200 or by mail to our address at Vault Technology, Inc., 4901 NW 17th Way, Suite 505, Ft. Lauderdale, Florida 33309, Attention: Corporate Secretary.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, as a result, we file annual, quarterly, and special reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). You may read, without charge, or copy, at prescribed rates, any document that the Company files with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20594. Please call the Commission at 1-800-732-0330 for further information on the public reference rooms and their copy charges. Our electronic filings with the Commission also are available to the public over the Internet at a World Wide Web Site maintained by the Commission at http://www.sec.gov.

NO DISSENTER'S RIGHTS

The Stockholders have no right under the Nevada General Corporation Law, the Articles consistent with above or by-laws to dissent from any of the provisions adopted in the Amendments.

EFFECTIVE DATE

Pursuant to Rule 14c-2 under the Exchange Act, the above actions shall not be effective until a date at least twenty (20) days after the date on which the Definitive Information Statement has been mailed to the Stockholders. The Company anticipates that the actions contemplated hereby will be effected on or about the close of business on July 31, 2009.

MISCELLANEOUS MATTERS

The entire cost of furnishing this Information Statement will be borne by the Company. The Company will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith. The Board of Directors has fixed the close of business on July 2, 2009, as the record date (the "Record Date") for the determination of Stockholders who are entitled to receive this Information Statement.

You are being provided with this Information Statement pursuant to Section 14C of the Exchange Act and Regulation 14C and Schedule 14C thereunder, and, in accordance therewith, the above actions will not become effective until at least 20 calendar days after the mailing of the Definitive Information Statement.

This Information Statement is being mailed on or about July 10, 2009 to all Stockholders of record as of the Record Date.

CONCLUSION

As a matter of regulatory compliance, we are sending you this Information Statement which describes the purpose and effect of the above actions. Your consent to the above action is not required and is not being solicited in connection with this action. This Information Statement is intended to provide our stockholders information required by the rules and regulations of the Securities Exchange Act of 1934.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ATTACHED MATERIAL IS FOR INFORMATIONAL PURPOSES ONLY.

Date: July 10, 2009

For the Board of Directors of
VAULT TECHNOLOGY, INC.

By:*/s/ Nick Arroyo*
   Nick Arroyo
   President and Director